SEC FILE NUMBER
001-35141

CUSIP NUMBER
759757 800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q [  ] Form 10-D [  ] Form N-CEN [  ] Form N-CSR

For Period Ended: March 31, 2020

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Rennova Health, Inc.

Full Name of Registrant

Former Name if Applicable

931 Village Boulevard, Suite 905

Address of Principal Executive Office (Street and Number)

West Palm Beach, FL 33409

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rennova Health, Inc. (the “Company”) previously relied on the order (the “Order”) promulgated by the Securities and Exchange Commission on March 25, 2020 in Release No. 34-88465 relating to the Securities Exchange Act of 1934, as amended, to delay the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (the “Quarterly Report”). On May 15, 2020, the Company filed a Current Report on Form 8-K (the “Form 8-K”) pursuant to the Order regarding the exemptive relief due to circumstances related to the outbreak of the coronavirus (“COVID-19”).

The COVID-19 pandemic and the steps taken by governments to seek to reduce the spread of the virus continue to have a severe impact on the economy and the health care industry in particular. Our hospitals and the rest of our business continue to experience disruptions due to the pandemic for the reasons described in our Form 8-K. The relief provided by the Order allowed for the Quarterly Report to be filed by June 29, 2020. The Company will not be able to file the Quarterly Report within that period due to the additional time required by the Company and its auditors to complete their respective procedures in light of the circumstances related to the COVID-19 pandemic, which could not be eliminated without unreasonable effort or expense.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Seamus Lagan	561	855-1626
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes [X] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Rennova Health, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 29, 2020	By	/s/ Seamus Lagan
Seamus Lagan
Chief Executive Officer

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